a:\Form4\4RT0798.doc
                U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC  20549

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                FORM 4

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

       ___    Check box if no longer subject to Section 16.  Form 4
       or Form 5 obligations may continue.  See Instruction 1(b)

1.  Name and Address of Reporting Person       Tuberosa, Rick
                                               6507 King Palm Way
                                               Apollo Beach, FL
                                               33572

2.  Issuer Name and Ticker or Trading          Network Systems
Symbol                                         International, Inc.
                                               (NESI)

3.  IRS Number of Reporting Person, if an      ###-##-####
Entity (Voluntary)

4.  Statement for Month/Year:                  June, 1998

5.  If Amendment, Date of Original             N/A

6.  Relationship of Reporting Person to        Director
Issuer
     (Check all applicable)

7.  Individual or Joint/Group Filing           _x__ Form filed by
(Check applicable line)                        one Reporting Person
                                               ___ Form filed by
                                               more than one
                                               Reporting Person.

Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned

1.  Title of Security                         Common Stock

2.  Transaction Date  (Month/Day/Year)        April 23, 1998
3. Transaction Code  (Instr. 8)               Code:   G
                                              V:
4.  Securities Acquired (A) or Disposed of    Amt:       5,372
(D)
                                              (A) or     D
                                              (D)
                                              Price:     $6.125

2.  Transaction Date  (Month/Day/Year)        April 24, 1998
3. Transaction Code  (Instr. 8)               Code:   S
                                              V:
4.  Securities Acquired (A) or Disposed of    Amt:       1,740
(D)
                                              (A) or     D
                                              (D)
                                              Price:     $5.75

2.  Transaction Date  (Month/Day/Year)        April 29, 1998
3. Transaction Code  (Instr. 8)               Code:   S
                                              V:
4.  Securities Acquired (A) or Disposed of    Amt:       2,700
(D)
                                              (A) or     D
                                              (D)
                                              Price:     $5.15

2.  Transaction Date  (Month/Day/Year)        June 12, 1998
3. Transaction Code  (Instr. 8)               Code:   S
                                              V:
4.  Securities Acquired (A) or Disposed of    Amt:       4,000
(D)
                                              (A) or     D
                                              (D)
                                              Price:     $5.95

2.  Transaction Date  (Month/Day/Year)        June 25, 1998
3. Transaction Code  (Instr. 8)               Code:   S
                                              V:
4.  Securities Acquired (A) or Disposed of    Amt:       5,000
(D)
                                              (A) or     D
                                              (D)
                                              Price:     $4.9375

5.  Amount of Securities Beneficially Owned
at                                            *  26,656
End of Month
6.  Ownership form:  Direct (D) or Indirect   I  22,747
(I)                                           D  3,909

7.  Nature of Indirect Beneficial             Mr. Tuberosa is
Ownership:                                    owner - operator
                                              and majority
                                              shareholder of
                                              Palm State
                                              Equities, Inc. and
                                              holds the stock as
                                              beneficial owner
                                              of such shares.

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security                             N/A

2.  Conversion or Exercise Price of
Derivative Security

3.  Transaction Date (Month/Day/Year)

4.  Transaction Code                           Code:

                                               V:

5.  Number of Derivative Securities Acquired   (A)
(A)
 or Disposed of (D)
                                               (D)

6.  Date Exercisable and Expiration Date       Date
   (Month/Day/Year)                            Exercisable

                                               Expiration
                                               Date
7.  Title and Amount of Underlying             Title
Securities

                                               Amount or
                                               Number of
                                               Shares

8.  Price of Derivative Security:

9.  Number of Derivative Securities
Beneficially Owned
     at End of Month:

10.  Ownership Form of Derivative Security:
Direct (D)
 or Indirect (I)

11.  Nature of Indirect Beneficial Ownership

* Miscalculation of 5/4 stock split to shareholders of record on 1/16/98 resulted in a 2000 share error.

/s/ Rick Tuberosa
Signature of Reporting Person

Date:   07/10/98